Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the results of operations for LPBP Inc. ("LPBP" or the "Company" and which was previously named Hemosol Inc.) for the three months ended January 31, 2007 and its financial position as at January 31, 2007.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of LPBP's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Company Overview

Pursuant to a May 2004 plan of arrangement (the "Arrangement"), under section 182 of the Ontario Business Corporations Act, the Company entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and MDS's Ontario clinical laboratories services business (the "Labs Business"). Shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity shares and 47.5% of the voting shares of the Company.

After the Arrangement the Company held an approximate 7% limited partnership interest in Hemosol LP (which operated the Blood Products Business) and a 99.99% limited partnership interest in MDS Laboratory Services, L.P. ("Labs LP") which operated the Labs Business. The Company has not been active in the management of Labs LP or Hemosol LP as it only held a limited partnership interest in both entities.

The Company's revenue and cash flow were dependent upon the income and cash flow generated from its holdings in Labs LP. The Company was entitled to share in the net income of Labs LP equal to its proportionate interest. As the general partner of Labs LP, MDS Laboratory Services Inc. (the “General Partner”) determined when distributions of income were made by Labs LP. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As a result of the Arrangement, the Company is able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to the interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $64 Million as at January 31, 2007. These future tax assets and the unrealized tax loss benefit will be amortized over the period in which LPBP expects to benefit from these tax carryovers.

Recent Events

On November 24, 2005, the general partner of Hemosol LP, Hemosol Corp., and Hemosol LP each filed a Notice of Intention to Make a Proposal pursuant to section 50.4(1) of the Bankruptcy and Insolvency Act. On December 5, 2005, PricewaterhouseCoopers was appointed as Interim Receiver of Hemosol Corp. and Hemosol LP. The Company wrote off its investment in Hemosol LP in 2005 as a result of this action.

On September 1, 2005, MDS announced their strategic plan to focus resources within the global life sciences markets. With MDS’s new focus, MDS stated that they were examining alternative ownership structures for their Diagnostic business. On October 4, 2006, MDS agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian diagnostics business to Borealis Infrastructure Management Inc. and/or certain affiliated entities designated by it (the “Borealis Group”) in a transaction valued at $1.3 billion (the “MDS Sale”). MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, the General Partner proposed the sale by Labs LP of the business and assets associated with the Labs Business (the “Partnership Sale”).

The MDS Sale was subject to a number of conditions, including receipt of necessary regulatory approvals and the consent of the Company to the Partnership Sale. A portion of the purchase price may be retained by the Borealis Group for up to 18 months, contingent on the satisfaction of specific transition obligations of MDS under the agreements governing the sale (the “Holdback”). The shareholders approved the Partnership Sale at a special meeting of shareholders, which was held on November 24, 2006. On February 26, 2007, the Company announced that it had been advised of the completion of the Partnership Sale whereby Labs LP sold its assets for proceeds of approximately $755 million.

On February 28, 2007, the Company announced that the board of directors declared a distribution in the aggregate amount of approximately $610 million, or $0.0543 per share to holders of the Company’s Class A Common Shares and Class B Non-Voting Shares, which was paid on March 22, 2007 to shareholders of record as at March 12, 2007. Holders of Class A Common Shares received the full $0.0543 per share as a return of capital. The purpose of the distribution was to distribute to shareholders the proceeds received by the Company as a result of the Partnership Sale, net of adjustments and amounts retained to pay income taxes and expenses relating to the sale and the amount of the Holdback under the sale and amounts needed for future general corporate purposes.

The Company’s interest in Labs LP was the Company’s principal asset and, as a result of the sale by Labs LP, the Company does not expect to receive any further income from this investment.

A management information circular containing further particulars of the MDS Sale and the Partnership Sale is available at www.sedar.com. A report of the particulars on the results of the shareholder votes is also posted on SEDAR.

On February 28, 2007, the board of directors of the Company also declared a dividend in the aggregate amount of $615 or $0.00650896 per share, to holders of the Company’s Class A Common Shares which was paid on March 22, 2007 to shareholders of record as at March 12, 2007. The purpose of this dividend was to equalize the cumulative amount of dividends per share paid on the Company’s Class A Common shares to the amount declared and paid previously on the Class B Non-Voting Shares.

Critical Accounting Policies

The financial statements of LPBP are prepared within a framework of generally accepted accounting policies selected by management and approved by the Board of Directors. These policies are set out in Note 2 to the Financial Statements for the year ended October 31, 2006. During fiscal 2006, the Company adopted an unclassified balance sheet as discussed in Note 1 (b) of the Financial Statements for the year ended October 31, 2006. Certain policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Valuation of long-term investments

The Company’s investment in Labs LP is accounted for on an equity basis based on the Company's ownership interest and the degree of influence it exerts on the management of the investee. The investment is reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Operating Results

In the three months ended January 31, 2007, equity earnings increased by $3.5 million or 27% compared to the same period in 2006. The increase in earnings for the three months was mainly the result of increase in fees Labs LP was allowed to charge its customers. In addition, the operating income of Labs LP improved as a result of a number of competitive initiatives undertaken.

Liquidity and capital resources

The Company's liquidity and working capital historically has been dependent on distributions from Labs LP and when the cash was paid out in dividends to shareholders. Operating expenses were normally funded through the distributions received from Labs LP. The Company does not expect to receive any further income from this investment. However the Company believes that it has sufficient cash on hand after the distributions described earlier to continue covering its operating expenses for the foreseeable future.

As at January 31, 2007, the Company has not entered into any contractual obligations, which will require future payments, including long-term debt. Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments

There are no outstanding financial instruments as at January 31, 2007.

Off Balance Sheet Arrangements

The Company has not entered into any off Balance Sheet arrangements as at January 31, 2007.

Risks and Uncertainties

Readers are referred to risk factors found in the Company's 2004 first quarter MD&A (filed on SEDAR, May 14, 2004). Additional risk factors relating to the Partnership Sale are discussed in greater detail under the heading “Risk Factors” in the Company’s management information circular dated October 27, 2006 (filed on SEDAR, November 3, 2006).

Controls and Procedures

As part of the Form 52-109 certification, the Chief Executive Officer and the Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls at the end of the period covered by this filing. Disclosure controls and procedures ensure that the information required to be disclosed by the Company in the reports it files or submits to the regulators is recorded, processed, summarized and reported, within the time period required. The Company has adopted or formalized such controls and procedures as it believes is necessary and consistent with its business and internal management and supervisory practices.

The Company’s Chief Executive Officer and the Chief Financial Officer have concluded that as at January 31, 2007, the Company has designed such internal control over financial reporting (as defined in Multilateral Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposed in accordance with Canadian GAAP.